November 13, 2007

John Cash
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:     Stifel Financial Corp. File # 1-9305
            Form 10-K for the fiscal year ended December 31, 2006
            Form 10-Q for the period ended June 30, 2007

Dear Mr. Cash:

            This letter serves to supercede or amend the Company's response filed as correspondence via EDGAR on November 9, 2007. In that filing, the Company inadvertently left out the word "due" in response to the question in Item 11 that asks "To the extent you recognize revenue from fees pursuant to a contractual arrangement, tell us when payment becomes due under these arrangements and how this impacts the timing of your revenue recognition." The correct response now reads "Revenues derived from contractual arrangements, typically advisory fees are recorded when payments are earned and contractually due."

            On behalf of Stifel Financial Corp. ("the Company") we are responding to the comments of the staff of the Securities Exchange Commission in your letter dated September 27, 2007 to James M. Zemlyak, Senior Vice President, Chief Financial Officer, Treasurer , and Director of the Company, with respect to the Company's Form 10-K and Form 10-Q referred to above.

            In response to your letter, set forth below are your comments in italics followed by the Company's responses to your comments.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis, page 21

1.         In order to increase transparency and allow readers to better understand your historical results, please provide in future filings (including forms 10-Q) additional clarification regarding your operating results. In this regard, we note that, for the three years ended December 31, 2006, you have experienced increasing revenues but a decline in net income. While we understand that this is due in part to your acquisition related compensation, it appears that there may be other material factors that contribute to this trend which could be quantified or discussed. For example, we note your disclosure in your risk factors on page 11 that you have experienced significant pricing pressure in areas of your business that impair your revenue and profitability. However, there does not appear to be disclosure in MD&A that clearly and completely explains to readers the extent to which this factor has impacted your operating results on a consolidated and on a segment basis. Also, the risk factors on pages 9 and 10 discuss the potential impact of business integrations costs, however there does not appear to be disclosure in MD&A that clearly informs readers whether expected merger benefits and synergies have been fully realized. Further, it is not clear whether the company's material acquisitions have had, or are expected to have, a material impact on operating margins. If any of these factors have had an immaterial impact on historical operating margins, then that fact should be clearly disclosed. See Section 501.12.b.3 of the Financial Reporting Codification.

Management's Response:

The Company will expand its discussion in future filings to provide more clarity regarding the impact of acquisitions and other trends that may help to explain variances from period to period. Specifically, for the Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Company has expanded its discussion of business environment and has added an executive summary discussion prior to its discussion of results of operations. We believe the executive summary will be helpful to the reader as it will give them more of an understanding of the significant growth the Company has experienced as a result of acquisitions. Additionally, we have expanded our liquidity and capital resources discussion by adding an analysis of financial condition discussion and have added more discussion in our liquidity and capital resources discussion to emphasize the components of liquidity that are important to the Company and to enhance the discussion on the impact to the Company if distributions were to be limited based upon net capital requirements of our subsidiaries.

Core Earnings, page 25

2.         We note that you present non-GAAP financial measures here and on page 23. Please clarify for us how this measure can be used by investors to appropriately evaluate the performance of your business. In addition, please tell us how you determined it was appropriate to exclude the acquisition-related charges but to include the revenue and other expenses related to your acquisitions. Further, please clarify for us how the presentation of core earnings and core earnings EPS data is useful to investors given your inclusion of the non-recurring NYSE gain. See question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

Management's Response:

The Company began reporting Core Earnings, a non-GAAP measure, following the acquisition of the Legg Mason Capital Markets business in December 2005. In conjunction with the acquisition, the Company issued 1,807,610 restricted stock units to key associates of the Legg Mason Capital Markets business. Such units vest ratably over a three year period resulting in an annual non-cash compensation charge of approximately $23.0 million pre-tax. Additionally, the Company offered, through a private placement of common stock, 1,052,220 shares of common stock at the discounted price of $25 per share to key associates of the Legg Mason Capital Markets. The fair value per share of common stock at that time was $34.27 per share and the Company incurred a non-cash compensation charge of approximately $9.8 million pre-tax for the difference in the fair value of the common stock versus the offering price. Core Earnings represents GAAP net income before acquisition related charges, principally compensation expense recorded for stock based awards offered to key associates of the acquired company and accounted for under Statement of Accounting Standards No. 123 (Revised 2004)("SFAS No. 123R").

Management believes Core Earnings provides investors, rating agencies, and financial analysts with a more meaningful measure of the Company's operating performance because it provides for a more direct comparison of the operating performance between periods and compared to historical performance. Further, the Company believes that it is appropriate to exclude the acquisition-related charges because the impact of the non-cash acquisition-related compensation charges is a known material trend outside the historical Company's operating trends that is related to a one-time event (the acquisition), is expected to be completed over a near-term finite period of time, and is expected not to recur in the future beyond the initial event. Additionally, these charges would be difficult for managers, investors, rating agencies and analysts to analyze on their own as there are several components associated with them and they are included within several line items on the financial statements, namely other revenues, employee compensation and benefits, and other operating expenses.

In contrast, the Company included the non-recurring gain related to the merger of the New Stock Exchange and Archipelago Holdings, Inc. as a component of GAAP Net Income and Core Earnings as it is a one time event that is easily identifiable and explainable within the financial statements, footnotes and MD&A, and does not affect any trends or variances in the numbers other than the quarter in which the event occurred, which was the first quarter of 2006. Further, the Company footnoted the reconciliation of GAAP to Core Earnings table to indicate that Core Earnings includes the gain related to the merger of the New York Stock Exchange and Archipelago Holdings, Inc.

Liquidity and Capital Resources, page 31

3.         We note the risk factor on page 13 concerning liquidity risks. In future filings (including forms 10-Q), please identify in MD&A the key indicators of financial condition that management uses in assessing liquidity. The discussion should enable a reader to understand whether management has observed an increase or decrease in the company's liquidity position and the basis for that conclusion. Absent such clarification, a reader may not understand the relevance of the recurring negative operating cash flows reported on your Statements of Cash Flows. Please see Sections 501.12.b.1 and 501.13 of the Financial Reporting Codification.

Managements Response:

The Company will expand its discussion in future filings to identify the key indicators of financial condition that management uses in assessing liquidity. Specifically, for the Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Company has added an analysis of financial condition discussion, has expanded its discussions regarding liquidity for both the Company's brokerage business and banking business, has added discussion regarding the impact to the Company if limitations on distributions from subsidiaries were to happen as a result of net capital requirements, and has added a discussion regarding the factors that have resulted in a decrease in the Company's cash position.

4.         The liquidity risk factor on page 13 references restrictions on the ability of the parent to receive distributions from its subsidiaries. In future filings, please revise MD&A to clarify the significance of these restrictions. Also, please explain to us how you assessed the applicability of the Schedule I disclosures outlined in Article 5-04 of Regulation S-X.

Management's Response:

The Company will include a discussion of the net capital requirements that each of our subsidiaries is subjected to in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operation in future filings. See additional response to Item 3 above. Schedule 1 of Article 5-04 of Regulation S-X did not apply to the Company as the restricted net assets of consolidated subsidiaries did not exceed 25 percent of consolidated net assets as of the end of the completed fiscal years reported. At December 31, 2006 restricted net assets of subsidiaries, consisting of cash segregated under federal and other regulations described in Note B and net capital requirements described in Note F were approximately 5 percent of consolidated net assets. While we understand that this may not be a material risk to the Company at this point or in the past, it is a risk the Company monitors and feels should be disclosed to the reader. Additionally, on April 2, 2007 the Company completed its acquisition of First Service Financial Company. This bank subsidiary is subject to various regulatory capital requirements including the requirement to meet minimum net capital requirements. As such, the Company's restricted assets will increase.

Legal Reserves, page33

5.         We note the disclosures here and on pages 12 and 57 regarding legal costs. In future filings (including forms 10-Q), please disclose whether such costs have materially impacted operating results in any of the periods presents. Absent such disclosure, there is concern that investors cannot fully assess the materiality of this risk and whether management's related critical accounting estimates have been accurate in the past. See Section 501.14 of the Financial Reporting Codification.

Management's Response:

The Company will disclose in future filings whether or not there was a material impact to operating results for any period presented as a result of recording reserves for legal claims. Specifically, in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007 the Company has added this disclosure to Note D Legal Proceedings and to Part II, Item 1 Legal Proceedings.

Reserve for Doubtful Receivables, page 34

6.         In future filings (including forms 10-Q), please quantify the portion of the asset balance that is receivable from former employees. Absent such clarification, an investor cannot assess the extent to which the reserve covers the amounts due from former employees. We also note the significant increase in the Balance Sheet account through 6/30/07 and the material difference in recoverability risk between amounts due from current and from former employees.

Management's Response:

The Company will disclose in future filings the balance of loans and advances to investment executives and other employees that relates to employees no longer employed by the Company. Specifically, in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Company has disclosed these balances in Note A Loans and Advances.

Consolidated Statement of Cash Flows, page 44

7.         Please tell us how you determined it was appropriate to record changes in your drafts payable account as an operating activity. Please include an analysis of paragraphs 18-20 of SFAS 95.

Management's Response:

Drafts payable represent outstanding checks and electronic transfers that have not yet been presented for payment at the bank and therefore represent a book overdraft. As permitted by AICPA Technical Practice Aid, "Presentation of Cash Overdraft on Statement of Cash Flows", it is the Company's accounting policy to present this in the statement of cash flows as an operating activity.

We have reviewed paragraphs 18-20 of SFAS 95 and believe that the Company is properly reflecting securities sold, not yet purchased as an operating activity for the reasons stated previously.

8.         Please tell us how you determined that classification of "securities sold, not yet purchased" as an operating activity is consistent with the apparent financing nature of such transactions. Please include an analysis of paragraphs 18-20 of SFAS 95.

Management's Response:

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. In presenting these transactions in the statement of cash flows, the Company follows the guidance provided by the AICPA Audit and Accounting Guide, "Brokers and Dealers in Securities" which states that "Broker-dealers report their trading securities activities in the operating section of the statement of cash flows. This presentation is appropriate for the securities industry because, unlike other industries, broker-dealers' business is to acquire and finance securities."

We have reviewed paragraphs 18-20 of SFAS 95 and believe that the Company is properly reflecting securities sold, not yet purchased as an operating activity for the reasons stated previously.

9.         In future filings, please revise the "investments" accounting policy disclosure to clearly explain why all such transactions are classified as investing activities instead of as operating activities. The basis for the difference in presentation, compared to "securities owned", may not be clear to readers given the substantial turnover in the "investments" portfolio.

Management's Response:

The Company will expand its discussion of its investment accounting policy disclosure in future filings to indicate that investments represent investments not included in the Company's broker dealer trading inventory and represent the acquiring and disposing of debt or equity instruments for the Company's benefit. Specifically, for the Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Company has included its accounting policies for security transactions, fair value, available-for-sale securities, and investments and has expanded these policies to indicate whether these activities are operating activities or investing activities. Further, the Company has expanded its investment policy as indicated above.

10.       In future filings (including forms 10-Q), please delete the subtotal line ($66,123 in 2006) in the operating activities section. See FAS 95 and Item 10(e) of Regulation S-K.

Management's Response:

The Company will delete this subtotal from the operating activities section of the Consolidated Statements of Cash Flows in future filings, as has done so for the Quarterly Report on Form 10-Q for the period ended September 30, 2007.

Note A. Summary of Significant Accounting and Reporting Policies, page 46

11.       Please provide us, and include in future filings, a comprehensive description of your revenue recognition policy in accordance with SAB Topic 13B. In this regard, please separately discuss your policies related to your commission, principal transactions, investment banking and asset management and service fee revenue streams including the time period over which revenue is recognized and what specific accounting literature you considered in formulating your accounting policy.

 Managements Response:

The Company included revenue recognition policies related to commission, principal transactions, investment banking and asset management and service fees in its 2006 Annual Report on Form 10-K. We will also include these disclosures in our Quarterly Reports on Form 10-Q in future filings. For your convenience we have copied these disclosures for your review below.

Security Transactions

Securities owned, and securities sold, but not yet purchased, are carried at fair value, and unrealized gains and losses are included net in principal transaction revenues. Interest and dividends for securities owned and securities sold, but not yet purchased, are included in principal transaction revenues.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statements of Financial Condition.

Securities purchased under agreements to resell (Resale Agreements) and securities sold under agreements to repurchase are recorded at the contractual amounts that the securities will be resold/repurchased, including accrued interest. The Company's policy is to obtain possession or control of securities purchased under Resale Agreements and to obtain additional collateral when necessary to minimize the risk associated with this activity.

Customer security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis. Principal securities transactions are recorded on a trade date basis.

Investment Banking

Investment banking revenues include advisory fees, management fees, underwriting fees, net of reimbursable expenses, and sales credits earned in connection with the distribution of the underwritten securities. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is determinable. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

Asset Management and Service Fees

Asset management and service fees are recorded when earned and consist of customer account service fees, per account fees (such as IRA fees), and wrap fees on managed accounts.

Please also address the following:

     Tell us if you perform services in which you earn revenues only upon the successful completion of a transaction and, if so, please also tell us how you account for the corresponding deferred expenses and if there have been any significant deferred expenses recognized for incomplete transactions.

Management's response:

Yes. As noted in Note A- "Summary of Significant Accounting and Reporting Policies" in Notes to Consolidated Financial Statements, Investment Banking, (copied above-see Investment Banking above) expenses associated with investment banking management fees and underwriting fees are deferred until the related revenue is recognized or the engagement is otherwise concluded. There have been no significant expenses recognized for incomplete transactions.

     To the extent that you recognize revenue from fees pursuant to a contractual arrangement, tell us when payment becomes due under these arrangements and how this impacts the timing of your revenue recognition.

Management's response:

Revenues derived from contractual arrangements, typically advisory fees are recorded when payments are earned and contractually due.

     Tell us if you are recognizing any incentive income that is subject to contingent repayments and, if so, please tell us how you are accounting for these contingencies and disclose the amount of incentive income that is subject to repayment.

Management's response:

The Company does not have any incentive income that is subject to repayment.

      Tell us how you are accounting for the value of any proprietary research reports that are provided to clients at no charge.

 Management's response:

     We do not charge for proprietary research. We account for the proprietary research reports as a cost of doing business with our institutional clients. We believe the research reports do not have value on a standalone basis, but rather assist the customer in making an educated decision about whether to invest in a particular security or not. The research reports may or may not result in a revenue generating transaction for the Company in the form of a trade. The Company does not believe that there is objective and reliable evidence of fair value for the delivered research as the value that is provided to the client is the full service brokerage experience resulting from the expertise of our investment advisors along with the tools utilized to assist the client and investment advisors in making the best decision for them under the circumstances.

     Tell us how you accounted for discounts on your commissions.

 Management's response:

Commissions are recorded at the amount charged to the customer. We do not charge commissions based upon effective rate schedules.

12.       In future filings (including forms 10-Q), please clearly disclose here or in MD&A whether there are any material concentrations in the company's securities, investments, loan, or receivable portfolios. See the guidance in paragraphs 15A and 15B of SFAS 107.

Management's Response:

The Company does not have any material concentrations in the Company's securities, investments, loans, or receivable portfolios. In future filings, the Company will disclose whether or not there are any material concentrations in these portfolios. Specifically, in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Company included a Concentration Risk discussion in Note A.

Note T-Impact of NYSE/Archipelago Merger, page 62

13.       Please tell us specifically how you calculated the net gain on your sale of 51,900 shares of NYSE Group common stock and how the amount was impacted by a valuation adjustment for the transfer restrictions on the shares received.

Management's Response:

The total gain recognized for the year ended December 31, 2006 of $5,520,068 was recorded in two components: 1) the realized gain of $3,356,748 from the actual sale of the unrestricted shares on or near May 10, 2006, and 2) the unrealized gain of $2,163,320 on the remaining restricted shares for the year ended December 31, 2006.

On or near March 7, 2006, the Company received $300,000 cash and 80,177 shares of NYSE Group common stock in exchange for one "seat" license with an original cost of $106,515.

On or near May 10, 2006, the Company sold 51,900 shares after the NYX board lifted the restriction for sale and facilitated a public offering. The sale price was the public offering price of $61.50 per share, less an underwriting discount of $1.23 per share, resulting in a net per share sale price of $60.27 per share, less a $250 handling charge.

The realized gain was computed by allocating the original cost to the cash and stock as follows:

	Net		Realized
	Proceeds	Cost	Gain
Cash	$ 300,000	$ 5,858	$ 294,142
Stock	3,127,763	65,157	3,062,606
	$ 3,427,763	$ 71,015	$ 3,356,748

Subsequently, the Company marked to market at the end of each reporting period the remaining shares held to the closing stock price adjusted for a valuation allowance to reflect the restriction period and other considerations, primarily the stock volatility. This discount was determined to be 20%.

At December 31, 2006, the remaining 28,277 restricted NYSE Group common shares (80,177 - 51,900=28,277) were valued at 80% of the December 31, 2006 closing share price. The unrealized gain was computed as follows:

	Calculated		Unrealized
	FV (a)	Cost	Gain
Stock	$ 2,198,820	$ 35,500	$ 2,163,320

(a) Fair value was calculated as $97.20 closing stock less a 20% discount factor times remaining 28,277 shares held. The 20% discount factor was determined to be an appropriate fair value measurement based on the restriction period and other considerations, primarily the stock volatility.

Item 9A. Controls and Procedures, page 65

14.       We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in alerting them to material information, on a timely basis, required to be included in your periodic filings. This statement does not conform to the definition of disclosure controls and procedures, which is outlined in Exchange Act Rule 13a-15(e). Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information you are required to disclosure in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required and were effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition. This comment is also applicable to your quarterly filings.

Management's Response:

Management confirms that our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is recorded, processed, summarized reported as and when required and were effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.

The Company will modify disclosures in future filings to conform to the requirements of Exchange Act Rule 13a-15.

Form 10-Q for the period ended June 30, 2007

Note G. Bank Loans, page 19

15.       Given that your bank loans balance is material to your equity, please tell us, and clarify in future filings, the extent to which you have any material investments in subprime mortgages.

Management's Response:

The Company does not have any material investments in sub prime mortgages. The majority of the loan balance portfolio relates to commercial clients, specifically 79% at June 30, 2007. As disclosed in Note G- "Bank Loans" in the Notes to Condensed Consolidated Financial Statements (Unaudited), Residential, Consumer, and Other Loans, consisting principally of revolving open-end loans secured by residential properties, represented $18,331, $721, and $1,339, respectively, of the total loan bank loan balance of $96,451 at June 30, 2007. At June 30, 2007, there were only two loans in the portfolio that were non-accruing, one commercial and one residential.

The Company realizes the risk of sub prime mortgages and believes that its bank subsidiary's loan underwriting, documentation, and monitoring procedures are adequate to address this risk. The Company's bank subsidiary has established a comprehensive loan policy written in the spirit of the bank's credit and risk culture which includes criteria to adequately underwrite, document, monitor and manage credit risk. Monitoring credit risk is a priority and is managed through defined loan review procedures including frequency and scope. These reviews are analyzed by the bank's senior lending officer, reviewed with the respective lending personnel, and presented to the proper approving authority.

Loan and lease loss methodology are based on SFAS 105 and SFAS 114 as described in Note A - Bank Loans and Allowance for Loan Losses. Allowance for loan and lease loss is monitored monthly with allocations made to assure that the minimum adequacy levels are maintained.

The Company will expand its disclosures in future filings to indicate the extent of investments it has in sub prime mortgages. Specifically, in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Company has included in Note A - Bank Loans and Allowance for Loan Losses the statement that Stifel Bank & Trusts' loan portfolio does not have any investments in sub-prime mortgages.

Our Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the referenced filings.  It further acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to these filings.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any additional questions on the above information, please feel free to contact me at 314-342-2000.

Sincerely,

Stifel Financial Corp.
/s/ James M. Zemlyak
James M. Zemlyak
Senior Vice President, Chief Financial Officer,
Treasurer, and Director